Exhibit 99.1

BIOTIE THERAPIES CORP.	STOCK EXCHANGE RELEASE	12 April 2016 at 9.00 a.m. (EET)

INVITATION TO THE ANNUAL GENERAL MEETING OF BIOTIE THERAPIES CORP.

Notice is given to the shareholders of Biotie Therapies Corp. of the Annual General Meeting of the company to be held on 3 May 2016 at 2.00 p.m. (Finnish time) at Joukahaisenkatu 3-5 (ICT-building, Alpha auditorium), Turku, Finland. The reception of shareholders who have registered for the meeting and the distribution of voting tickets will commence at 1.30 p.m. (Finnish time).

Acorda Therapeutics, Inc. (“Acorda”) has on 11 April 2016 announced that it will complete the tender offer for all of the outstanding shares and other equity securities issued by Biotie Therapies Corp. and accept all such securities tendered into the tender offer as of the expiration of the tender offer on 8 April 2016 at 4 p.m. (Finnish time). On 11 April 2016, Acorda announced the preliminary results of the tender offer, including that approximately 93.77 percent of all the shares and votes in Company on a fully-diluted basis as defined in the terms and conditions of the tender offer had been tendered. It is therefore expected that Acorda will come to hold approximately 92.37 percent of all the shares and votes in Biotie Therapies Corp. (excluding treasury shares held by the Company) upon the closing of the tender offer on 18 April 2016 (prior to the Annual General Meeting of the company). Acorda has informed the Board of Directors of certain proposals that Acorda intends make as a shareholder at the Annual General Meeting, which are set forth below in Items 10-12 and 14.

A. MATTERS ON THE AGENDA OF THE ANNUAL GENERAL MEETING

At the Annual General Meeting, the following matters will be considered:

1. Opening of the meeting

2. Calling the meeting to order

3. Election of persons to confirm the minutes and to supervise the counting of votes

4. Recording the legality of the meeting

5. Recording the attendance at the meeting and adoption of the list of votes

6. Presentation of the financial statements, the report of the Board of Directors and the auditor's report for the year 2015

7. Adoption of the financial statements

8. Booking of the result of the financial year

The Board of Directors proposes that no dividend for the financial year 2015 will be paid and that the losses of the parent company for the financial year, amounting to EUR 5,2 million (FAS), will be carried forward to shareholders’ equity.

9. Resolution on the discharge of the members of the Board of Directors and the Managing Director from liability

10. Resolution on the remuneration of the members of the Board of Directors

Acorda has informed the Board of Directors that it intends to propose that no remuneration is payable to board members. Reasonable travel and other expenses related to Board work are proposed to be covered by the company.

11. Resolution on the number of members of the Board of Directors

Acorda has informed the Board of Directors that it intends to propose that the number of members of the Board of Directors would be three (3).

12. Election of members of the Board of Directors

Acorda has informed the Board of Directors that it intends to propose that the following individuals be elected as members of the Board of Directors for the term expiring at the end of the following Annual General Meeting: Ron Cohen, Michael Rogers and Jane Wasman. Candidates for Board members have been presented on the Company’s web site.

Acorda has informed the Board of Directors that these persons have given their consent to serve on the Board of Directors of Biotie.

13. Resolution on the remuneration of the auditors

The Board of Directors proposes that the auditors' fees would be paid pursuant to a reasonable invoice.

14. Election of the auditors

Acorda has informed the Board of Directors that it intends to propose that the number of auditors would be resolved to be one (1) and that Ernst & Young Oy, a firm of Authorized Public Accountants, would be elected as the auditor of the company.

15. Closing of the meeting

B. DOCUMENTS OF THE ANNUAL GENERAL MEETING

The proposals relating to the agenda of the Annual General Meeting as well as this notice are available on Biotie Therapies Corp.'s website at www.biotie.com. In addition, Biotie Therapies Corp.'s financial statements, the report of the Board of Directors and the auditor's report are available on the above-mentioned website. The proposals of the Board of Directors and the financial statements are also available at the meeting. Copies of these documents and of this notice will be sent to shareholders upon request. The minutes of the meeting will be available on the above-mentioned website as of 17 May 2016.

C. INSTRUCTIONS FOR THE PARTICIPANTS IN THE ANNUAL GENERAL MEETING

1. The right to participate and registration

Each shareholder, who is registered on 21 April 2016 in the shareholders' register of the company held by Euroclear Finland Ltd, has the right to participate in the Annual General Meeting. A shareholder, whose shares are registered on his or her personal Finnish book-entry account, is registered in the shareholders' register of the company.

A shareholder registered in the shareholders' register of the company, who wants to participate in the Annual General Meeting, shall register for the meeting by giving a prior notice of participation by no later than 28 April 2016 at 4.00 p.m. (Finnish time) by which time the notice needs to have arrived. Such notice can be given:

a) through the company's website at www.biotie.com;
b) by e-mail to virve.nurmi@biotie.com;
c) by telephone +358 2 274 8911; or
d) by regular mail to Biotie Therapies Corp. / Virve Nurmi, Joukahaisenkatu 6, FI-20520 Turku, Finland.

In connection with the registration, the shareholder shall provide his or her name, personal identification number, address, telephone number and the name of any possible assistant or proxy representative and the personal identification number of such an assistant or proxy representative. The personal data given to Biotie Therapies Corp. will be used only in connection with the Annual General Meeting and with the processing of the related registration.

A shareholder who is present at the Annual General Meeting has the right to request information with respect to the matters to be considered at the meeting pursuant to chapter 5, section 25 of the Finnish Companies Act.

2. Proxy representative and powers of attorney

A shareholder may participate in the Annual General Meeting and exercise his or her rights at the meeting by way of proxy representation.

A proxy representative shall produce a dated proxy document or otherwise in a reliable manner demonstrate his or her right to represent the shareholder at the Annual General Meeting. When a shareholder participates in the Annual General Meeting by means of several proxy representatives representing the shareholder with shares in different securities accounts, the shares by which each proxy representative represents the shareholder shall be identified in connection with the registration for the Annual General Meeting.

Proxy documents should be delivered in original form to the company, at the address of Biotie Therapies Corp. / Virve Nurmi, Joukahaisenkatu 6, FI-20520 Turku, Finland, before the last date for registration, 28 April 2016.

3. Holders of nominee registered shares

A holder of nominee-registered shares has the right to participate in the Annual General Meeting by virtue of holding shares, based on which he or she would be entitled to be registered in the shareholders' register of the company held by Euroclear Finland Ltd on the record date of the Annual General Meeting, 21 April 2016. The right to participate in the Annual General Meeting requires, in addition, that the shareholder, with respect to such shares, has been temporarily registered in the shareholders' register held by Euroclear Finland Ltd by no later than 28 April 2016 at 10.00 a.m. (Finnish time). Such temporary registration constitutes a due registration for the Annual General Meeting.

A holder of nominee registered shares is advised to request without delay from his or her custodian bank necessary instructions regarding the temporary registration in the shareholders' register of the company, the issuing of proxy documents and the registration for the Annual General Meeting. The account management organization of the custodian bank has to register the holder of nominee registered shares, who wants to participate in the Annual General Meeting, to be temporarily entered into the shareholders' register of the company by no later than the time stated above.

4. Other information

On the date of this notice for the Annual General Meeting, 12 April 2016, the total number of shares and votes in Biotie Therapies Corp. is 1,089,608,083. On the date of this notice Biotie Therapies Corp. and its subsidiaries hold in aggregate 106,088,336 own shares.

In Turku, 12 April 2016

Biotie Therapies Corp.

Board of Directors

For further information, please contact:

Virve Nurmi, Investor Relations Manager
tel. +358 2 274 8900, e-mail: virve.nurmi@biotie.com

DISTRIBUTION:

Nasdaq Helsinki Ltd
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